CHINA HOLDINGS GROUP, INC.

73726 Alessandro Drive, Suite 103

Palm Desert, California 92260

(760) 219-2776

February 21, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel and Mining

RE:

China Holdings Group, Inc.

Form 10-Q for the Nine Months Ended September 30, 2011

Filed November 9, 2011

File No. 000-25997

Dear Ms. Jenkins:

In response to your letter dated December 15, 2011 regarding the above captioned matter, we believe that we have complied with all the comments and have filed the amendment as of today.

Sincerely,

/s/Dempsy K. Mork

Dempsy K. Mork

Chief Executive Officer

China Holdings Group, Inc.